Exhibit 99.73

Volaris Reports October 2017 Traffic Results, Passenger Growth of 7%, Load Factor of 84%

MEXICO CITY--(BUSINESS WIRE)--November 6, 2017--Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports October 2017 and year-to-date preliminary traffic results.

During October 2017 Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 8.2% year over year. Total demand, as measured in Revenue Passenger Miles (RPMs), in October 2017 increased 8.8% year over year, reaching 1.2 billion. Volaris transported a total of 1.3 million passengers during the month, an increase of 7.3% year over year. Year-to-date, Volaris has transported over 13.5 million passengers, an increase of 10.2% year over year. Network load factor for October was 83.9%, an increase of 0.5 percentage points year over year.

During October 2017, Volaris launched one domestic route (Morelia, Michoacan to Mexicali, Baja California) and six international routes (Fresno, California to Morelia, Michoacan; Los Angeles, California to Acapulco, Guerrero; San Jose, California to Morelia, Michoacan; Zacatecas, Zacatecas to San Jose, California; Guatemala City, Guatemala to Tijuana, Baja California and San Salvador, El Salvador to Tijuana, Baja California).

The following table summarizes Volaris traffic results for the month and year-to-date.

	October 2017	October 2016	Variance	Ten months ended October 2017	Ten months ended October 2016	Variance
RPMs (in millions, scheduled & charter)
Domestic	910	819	11.1%	9,075	8,192	10.8%
International	324	315	2.9%	4,034	3,494	15.5%
Total	1,234	1,134	8.8%	13,109	11,686	12.2%
ASMs (in millions, scheduled & charter)
Domestic	1,037	965	7.5%	10,416	9,476	9.9%
International	433	393	10.2%	5,020	4,096	22.6%
Total	1,470	1,358	8.2%	15,436	13,572	13.7%
Load Factor (in %, scheduled)
Domestic	87.7%	84.8%	2.9 pp	87.1%	86.4%	0.7 pp
International	74.9%	80.0%	(5.1) pp	80.3%	85.3%	(5.0) pp
Total	83.9%	83.4%	0.5 pp	84.9%	86.1%	(1.2) pp
Passengers (in thousands, scheduled & charter)
Domestic	1,077	997	8.0%	10,721	9,828	9.1%
International	228	219	4.0%	2,784	2,426	14.8%
Total	1,305	1,216	7.3%	13,505	12,254	10.2%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:
*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 172 and its fleet from four to 70 aircraft. Volaris offers more than 321 daily flight segments on routes that connect 40 cities in Mexico and 27 cities in the United States and Central America with one of the youngest fleet in Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eight consecutive years. For more information, please visit: www.volaris.com

CONTACT:
Volaris
Investor Relations:
Andrés Pliego, +52 55 5261 6444
Investor Relations
ir@volaris.com
or
Media:
Cynthia Llanos, +52 1 55 4577 0803
cllanos@gcya.net